Exhibit 99.1

Meihua International Medical Technologies Co., Ltd.’s Subsidiary to Attend and Showcase 12 New Products at the 87th China International Medical Equipment Fair

YANGZHOU, China, May 15, 2023 /PRNewswire/ -- Meihua International Medical Technologies Co., Ltd. (“MHUA” or the “Company”) (NASDAQ: MHUA), a reputable manufacturer and provider of Class I, II, and III disposable medical devices with operating subsidiaries in China, today announced that its wholly-owned subsidiary, Jiangsu Huadong Medical Device Industrial Co., Ltd. (“Jiangsu Huadong”), has been invited to participate in the 12th consecutive time in the 87th China International Medical Equipment Fair (the “CMEF”), the largest and most prestigious medical industry fair in China. The event, which runs from May 14th to 17th, 2023 will provide an excellent platform for Jiangsu Huadong to showcase its cutting-edge medical devices and technologies.

Jiangsu Huadong will be displaying a total of 35 medical devices at the CMEF, including 12 new products that it expects to impact the medical devices industry in China. Among these new products are surgical respiratory oxygen equipment, orthopedic fixation traction equipment, and strong pulse light therapy equipment, which have obtained China’s Class I and Class II medical device certifications, as well as the 3C Certificate that is comparable to other certifications for the standardization of product quality and safety, such as the European CE system. With a wide range of applications in the market, these devices are suitable for use in professional hospital treatment scenarios as well as personal home health and medical beauty fields. Jiangsu Huadong’s Booth is located at Booth 5.2 of Hall 5.

CMEF has a longstanding tradition of being held biannually, taking place in both the spring and autumn seasons. This renowned event has successfully continued for over four decades. CMEF provides a platform for medical equipment manufacturers, suppliers, and distributors from around the world to showcase their latest products, technologies, and services. CMEF encompasses a diverse array of medical equipment and associated products, catering to various healthcare needs. The event showcases an extensive range of offerings, such as diagnostic imaging equipment, in vitro diagnostics, surgical instruments, medical consumables, hospital construction solutions, and information technology solutions. CMEF attracts a large number of participants from both the domestic and international medical industry. including hospital managers, doctors, nurses, and medical equipment dealers and distributors. Among the participants are hospital managers, doctors, nurses, medical equipment dealers, and distributors.

Mr. Yongjun Liu, Chairman of MHUA, commented: “Participation in the CMEF is a key milestone for the Company as we demonstrate our commitment to expanding our presence in the Chinese and European markets. We believe that this event will provide an excellent opportunity for us to connect with potential customers, partners, and investors, and to showcase the quality and innovation of our products.”

“We hold a strong belief that our participation in CMEF will help us achieve our post-COVID 19 strategic objectives and continue to advance towards our goal of becoming a global leader in the medical equipment industry.”

About Meihua International Medical Technologies Co., Ltd.

Meihua International Medical Technologies Co., Ltd. (the “Company” or “Meihua”) is a reputable manufacturer and provider of Class I, II, and III disposable medical devices with operating subsidiaries in China. The Company manufactures and sells Class I disposable medical devices, such as HDPE bottles for tablets and LDPE bottles for eye drops, throat strip, and anal bags, and Class II and III disposable medical devices, such as disposable identification bracelets, gynecological examination kits, inspection kits, surgical kits, medical brushes, medical dressing, medical catheters, uterine tissue suction tables, virus sampling tubes, disposable infusion pumps, electronic pumps and anesthesia puncture kits, among other products which are sold under Meihua’s own brands and are also sourced and distributed from other manufacturers. The Company has received an international “CE” certification and ISO 13485 system certification and has also registered with the FDA (registration number: 3006554788) for over 20 Class I products. The Company has served hospitals, pharmacies, medical institutions, and medical equipment companies for over 30 years, providing more than 1,000 types of products for domestic sales, as well as over 120 products which are exported to more than 30 countries internationally across Europe, North America, South America, Asia, Africa, and Oceania. For more information, please visit the Company’s website at www.meihuamed.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, the Company’s future business development and plans for future business development, including its financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, fluctuations in general economic and business conditions in China, and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, including under the section entitled “Risk Factors” in its annual report on Form 20-F, as filed with the SEC on April 14, 2023, as well as its current reports on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

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